Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES ACCELERATED EXPIRY OF WARRANTS
FOR POSSIBLE PROCEEDS OF $19 MILLION

TORONTO, ONTARIO – December 30, 2010 - Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) – advises that it will be issuing notice of accelerated expiry to the holders of approximately 15,352,100 share purchase warrants of the Company (the "Warrants") which were issued pursuant to “bought deal” underwritten financing completed in August 2009.  Each Warrant was exercisable to purchase one common share of the Company at a price of $1.25 Canadian per common share until August 19, 2014.

Pursuant to the terms of a warrant indenture governing the Warrants, the expiry of the Warrants may be accelerated at any time prior to the expiry of the Warrants if the volume weighted average trading price of the underlying common shares listed on the Toronto Stock Exchange ("TSX") is greater than CDN$2.50 for 20 consecutive trading days, at which time the Company may give notice to the Warrant holders that the Warrants will expire on the 30th day after the date on which such notice is given.

Effective at market close on Wednesday, December 29, 2010, the Company's volume weighted average trading price for each of the past 20 consecutive trading days exceeded $2.50 Canadian.  A Notice of Acceleration dated December 30, 2011 will be mailed to Warrant holders to advise that the expiry date of the Warrants is being accelerated to 5 p.m. (Toronto time) on January 31, 2011 (the "Early Expiry Time"). Any Warrants remaining unexercised after the expiration of the Early Expiry Time will be cancelled and will thereafter be of no force or effect.

Although it is unknown how many Warrants will be exercised, in the event that all Warrants are exercised, the Company will receive approximately $19 million which will be added to working capital.

How to Exercise Warrants

Warrant holders who wish to exercise their Warrants should instruct their investment advisor for an “immediate exercise” and be prepared to provide payment (by certified cheque, bank draft or money order payable to Minera Andes Inc.) to their advisor firm equal to the exercise price for each warrant exercised. Once Computershare receives payment and required documentation the Warrants will be cancelled and the warrant holder will receive Minera Andes common shares.

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Investors should consult with their investment advisor to confirm the time required to complete this process and other costs associated with the exercise, if any.

Warrant holders who hold a physical certificate wishing to exercise warrants need to provide Computershare with a certified cheque, bank draft or money order payable to Minera Andes Inc., an exercise form and warrant certificate. For assistance, contact Computershare Trust Company of Canada directly at 1-800-564-6253.

About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San José Mine in close proximity to Andean Resources' Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a portfolio of exploration properties bordering Andean's Cerro Negro project in Santa Cruz Province. The Corporation had $10 million USD in cash as at September 30, 2010 with no bank debt. Rob McEwen, Chairman and CEO, owns 33% of the company.

This news release has been submitted by Perry Ing, Chief Financial Officer, of the Corporation.  For further information, please contact Perry Ing or visit our Web site: www.minandes.com.

Perry Ing
Chief Financial Officer
99 George St. 3rd Floor
Toronto, Ontario, Canada, M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Warrant Transfer Agent
Computershare Trust Company of Canada
Toll-Free: 1-800-564-6253

Cautionary Note to U.S. Investors:

All resource estimates reported by the Corporation were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results and management's understanding of proposed legislative changes. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause

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results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation's annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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